UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    (Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2025 and 2024

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Benefits Committee of the
Dover Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since 2019.

Rochester, New York
June 24, 2026

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2025	2024
Assets:
Investments:
Investments at fair value	$1,860,147	$1,724,261
Investments at contract value	98,111	100,177
Total investments	1,958,258	1,824,438
Receivables:
Employer contributions receivable	18,861	17,693
Notes receivable from participants	24,451	23,783
Total receivables	43,312	41,476

Net assets available for benefits	$2,001,570	$1,865,914

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2025
Additions:
Investment income:
Dividends and interest	$7,865
Net appreciation in investments	222,094
Total investment income	229,959

Interest income on notes receivable from participants	1,648

Contributions:
Participant	72,975
Employer	49,307
Rollovers	8,738
Total contributions	131,020
Total additions	362,627

Deductions:
Distributions	(232,179)
Administrative expenses	(1,299)
Total deductions	(233,478)

Increase in net assets available for benefits prior to transfers	129,149

Plan transfers	6,507

Increase in net assets available for benefits after transfers	135,656

Net assets available for benefits:
Beginning of year	1,865,914
End of year	$2,001,570

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general plan-related information. This description reflects the governing terms and conditions which are contained in the written Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are held in a separate fund ("Dover Stock Fund") which constitutes an Employee Stock Ownership Plan (an "ESOP") as described under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive cash dividends attributable to the portion of respective account balances held in the Dover Stock Fund. This allows Dover to deduct, for Federal income tax purposes, the dividends paid with respect to the Dover common stock in the Dover Stock Fund, regardless of whether participants actually receive the dividends in cash.

Bank of America, N.A. is the trustee for the Plan and has served in that capacity since September 1, 2020. The trustee has authority from Dover's Benefits Committee (the "Plan Administrator") to purchase and sell securities.

Eligibility

Eligible employees of Dover who have elected to participate in the Plan may make pre-tax deferrals or Roth 401(k) contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make discretionary profit-sharing contributions and automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees. Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally elect to opt-out of the Plan or affirmatively elect to contribute at an alternative rate within thirty days starting at the date of hire. Participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect to opt-out of the automatic increase feature. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Fund based on the participant's date of birth unless the participant elects to have contributions invested within any of the other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals and Roth 401(k) contributions from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, participants may elect to defer between 1% to 50% (in whole percentages) of their eligible compensation ("Participant Contribution") to their accounts in the Plan. Participants who have attained the age of 50 by the end of the Plan Year are eligible to make catch-up contributions. The pre-tax deferrals promote retirement savings while lowering current taxable income to participants. Roth 401(k) contributions promote retirement savings by allowing participation on an after-tax basis with tax free distribution of qualified withdrawals. The total amounts of participant pre-tax deferrals, Roth 401(k) contributions and catch-up contributions that participants are allowed to make to the Plan on an annual basis are subject to applicable IRC limits. Each participant also has the right to roll over certain distributions into the Plan from other tax-qualified plans or appropriate individual retirement accounts.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is generally 100% on the first 1% and 50% on the next 5% of pre-tax deferrals or Roth 401(k) contributions to the Plan. The Basic Employer Matching Contribution formula for employees covered under a collective bargaining agreement may vary between Participating Employers. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan Year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations or changes to individual deferral rates during the Plan Year), the Participating Employers will make an annual true-up matching contribution shortly after the end of the year which allows eligible participants to receive the maximum allowable Basic Employer Matching Contribution to which they are entitled.

In addition to the Basic Employer Matching Contribution, Participating Employers make an annual automatic non-elective contribution equal to the greater of 1% of pay or 750 dollars to employees who are actively employed on the last day of the Plan Year. A Participating Employer may also elect to make a profit sharing contribution based on a stated formula.

Vesting

All participants are fully vested immediately with respect to their own pre-tax deferrals, Roth 401(k) contributions, catch-up contributions and Basic Employer Matching Contributions. Generally, the automatic non-elective contributions vest immediately for employees of Participating Employers.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service at a rate of 20% per year. A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to offset future employer contributions, future administrative expenses of the Plan, or in the event that a participant is re-employed with Dover Corporation and fulfills certain requirements, as defined in the Plan document, to restore previously forfeited amounts. As of December 31, 2025 and 2024, accumulated forfeited unvested amounts totaled $1,925 and $1,306, respectively. During the 2025 Plan Year, forfeitures used from unvested amounts were not material.

Hardship withdrawals are permitted for any participants who are actively employed and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, but may be increased to cover income taxes that the participant is expected to incur on the amount of the withdrawal. In addition to federal tax withholding, hardship withdrawals are generally subject to a 10% excise tax.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows terminated, fully-vested participants who have reached age 55 the option to receive installment distribution payments. Distributions may be made payable directly to participants with income taxes withheld, or may be rolled over to another qualified retirement plan or individual retirement account. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The minimum amount that can be borrowed is $1 for each loan. The maximum amount that can be borrowed is the lesser of (i) 50% of the eligible vested account balance, (ii) $50, reduced by the highest outstanding balance of Plan loans during the previous 12 months or (iii) the combined value of the participant's salary reduction account and rollover account. The notes receivable are secured by the balances in the participant's vested accounts and participants repay the

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

notes receivable in full or via payroll deduction. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2025 bear interest at rates between 3.25% and 9.50%. A participant may have up to two outstanding notes receivable at one time and only one of which can be a primary residence loan. The loan repayment period is limited to 59 months for a general purpose loan and 359 months for a loan used to purchase or build a principal residence and repayments must be made in substantially level installments.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds. Participants who are considered Dover "insiders" may only complete transfers involving Dover stock during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their Plan account in the same manner as other Dover stockholders. The trustee represents those participants who did not exercise voting rights by casting votes on their behalf in the same proportion as the shares of Dover stock in the Plan for which it received voting instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal, and audit fees are paid by the trust generally. Certain other participant-specific administrative expenses such as processing fees are paid by participants through reductions to their specific Plan account balances. Fees or commissions associated with each of the investment options are paid as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment securities which are exposed to various risks, including, but not limited to, interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

At December 31, 2025 and 2024, 21.0% and 22.3%, respectively, of the Plan's net assets available for benefits were invested in Dover common stock.

Investment Valuation

The Plan's investments are reported at fair value (see Note 4 — Fair Value Measurements), except for fully benefit-responsive investment contracts, which are reported at contract value (see Note 3 — Investments).

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Investment Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the trustee where they earn the prevailing market rate of interest. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables and interest-bearing cash approximates fair value due to their short-term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deduction and the notes are collateralized by the participants' vested account balances. Interest income is recorded as earned.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant pre-tax deferral, Roth 401(k) and catch-up contributions may be required to satisfy the relevant nondiscrimination and compliance provisions of the Plan. Such refunds are accrued as a liability and a reduction in contributions in the Plan Year in which the excess deferral was made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover retains the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements during either Plan Year presented.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2025 and 2024:

Dover Stock Fund:
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Mutual fund:
The mutual fund is traded in an active market and valued by obtaining quoted prices from nationally recognized securities exchanges and invests in domestic common stock.

Collective funds:
The collective funds are valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value based on the underlying assets of the trust. The fair value of the underlying assets is obtained by the Plan's trustee from information provided by each fund manager using their respective audited financial statements of the collective trusts at year end. Generally there are no restrictions on redemption of these investments, however, some investments may require an advance written notice to the trustee prior to redemption of trust units.

Dover Stable Value Fund:
The Dover Stable Value Fund invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts ("GICs"), including traditional and constant duration synthetic GICs and a money market fund. The money market fund is held at fair value and included in interest-bearing cash. See Note 4 — Fair Value Measurements.

The traditional GICs held by the Plan are guaranteed investment contracts where the contract issuer is contractually obligated to repay the principal on a specified date and interest at a specified interest rate. The crediting rate for traditional GICs is based on a competitive quote by the contract issuer and is fixed until maturity. The constant duration synthetic GICs are wrapper contracts paired with underlying investments which are owned by the Plan. The crediting rate for the constant duration synthetic GICs is based on a formula established by the contract issuer and is variable through maturity. The GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds.

For both traditional and constant duration synthetic GICs, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include but are not limited to the following: (1) employer-initiated events which would have a material number of participants leave the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) a legal regulatory event such as an adverse ruling by a regulatory agency; and (4) changes of tax qualification status of the employer or the Plan. In such circumstances, fair market value would likely be used to determine payouts to participants. In general, the Plan may terminate the contract and settle at other than contract value due to breach of material obligations under the contract and misrepresentation by the contract holder, failure of the underlying portfolio to conform to the pre-established investment guidelines, or a request by the Plan sponsor to terminate or partially terminate the contract at fair market value. At this time, the Plan does not believe that an event limiting the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Traditional GICs	$4,066	$4,596
Constant duration synthetic GICs	94,045	95,581
Total	$98,111	$100,177

4. Fair Value Measurements

Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Mutual fund and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Interest-bearing cash: Stated at cost, which approximates fair value.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

There were no Level 2 investments held at fair value as of December 31, 2025 or 2024 or during the year ended December 31, 2025.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held at fair value as of December 31, 2025 or 2024 or during the year ended December 31, 2025.

Below are the Plan's financial instruments carried at fair value by their ASC 820 fair value hierarchy level as of December 31, 2025 and 2024:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$419,699	$—	$—	$419,699
Interest-bearing cash	8,198	—	—	8,198
Total investments in the fair value hierarchy	$427,897	$—	$—	427,897
Investments measured at net asset value*
Collective funds				1,432,250
Total investments at fair value				$1,860,147

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$415,560	$—	$—	$415,560
Mutual fund	59,307	—	—	59,307
Interest-bearing cash	6,834	—	—	6,834
Total investments in the fair value hierarchy	$481,701	$—	$—	481,701
Investments measured at net asset value*
Collective funds				1,242,560
Total investments at fair value				$1,724,261
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

5. Related Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. As the Plan sponsor, Dover is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are managed by the trustee or companies owned by the trustee that qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover and no such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options are offset to investment earnings and certain administrative expenses of the Plan are paid primarily by Dover.

At December 31, 2025 and 2024, the Plan held 2,070 and 2,119 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $4,331 for the year ended December 31, 2025. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Dover believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Dover believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

7. Plan Transfers

On March 3, 2025, assets amounting to $6,507 were transferred into the Plan from the legal plan merger of the Marshall Excelsior Company Retirement Plan. Employees of this plan began participating in the Plan effective January 1, 2025.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and changes in net assets available for benefits as presented in these financial statements to the balances per Form 5500:

	As of December 31,
	2025	2024
Net assets available for plan benefits per the financial statements	$2,001,570	$1,865,914
Adjustment from contract value to fair value for fully benefit-responsive GICs	(1,640)	(4,923)
Net assets available for plan benefits per the Form 5500	$1,999,930	$1,860,991

For the Year Ended December 31, 2025
Change in net assets available for benefits prior to transfers per the financial statements	$129,149
Change in adjustment from contract value to fair value for fully benefit-responsive GICs	3,283
Change in net assets available for benefits per the Form 5500	$132,432

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2025
(in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	Interest-bearing cash:
*	Merrill Lynch Bank	Deposit program	$2,768
	Columbia	Money market funds	5,430
		Total interest-bearing cash	8,198

	Stock fund:
*	Dover Corporation	Dover Stock Fund	419,699

	Collective funds:
	GQG	GQG Partners International Equity CIT CL C	36,808
	T. Rowe	Structured Research Common Trust Fund Class C	208,436
	Vanguard	Target Retirement Income Trust I	29,916
	Vanguard	Target Retirement 2020 Trust I	28,236
	Vanguard	Target Retirement 2025 Trust I	66,723
	Vanguard	Target Retirement 2030 Trust I	152,156
	Vanguard	Target Retirement 2035 Trust I	99,237
	Vanguard	Target Retirement 2040 Trust I	133,721
	Vanguard	Target Retirement 2045 Trust I	65,474
	Vanguard	Target Retirement 2050 Trust I	58,057
	Vanguard	Target Retirement 2055 Trust I	48,058
	Vanguard	Target Retirement 2060 Trust I	28,133
	Vanguard	Target Retirement 2065 Trust I	11,715
	Vanguard	Target Retirement 2070 Trust I	1,687
	Vanguard	Target Retirement INCM & GR	312
	Vanguard	Vanguard Total Bond Index Unit D	37,861
	Vanguard	Vanguard Institutional Extended Market Index Unit D	89,414
	Vanguard	Vanguard Institutional 500 Index Unit D	212,202
	Vanguard	Vanguard Institutional Total International Stock Market Index Trust Unit D	48,021
	Prudential	Prudential Core Plus Bond 6	29,606
	Snyder	Small/Mid Cap Value Class R2	46,477
		Total collective funds	1,432,250

	Dover stable value fund:
	Fully benefit-responsive investment contracts:
**	Principal Life	Traditional guaranteed investment contract	1,347
**	United of Omaha	Traditional guaranteed investment contract	1,350
**	United of Omaha	Traditional guaranteed investment contract	1,369
	ABBVIE INC	4.88% - 03/15/2030 - 350	361
	AMCAR_24-1	5.43% - 01/18/2029 - 599	604
	AMERICAN TOWER CORPORATIO	5.00% - 01/31/2030 - 325	333
	AMGEN INC	4.05% - 08/18/2029 - 350	350
	AMXCA_25-4	4.30% - 07/15/2030 - 650	659

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	APPLE INC	1.20% - 02/08/2028 - 375	357
	ASTRAZENECA FINANCE LLC	4.85% - 02/26/2029 - 350	359
	AT&T INC	4.70% - 08/15/2030 - 400	407
	BAE SYSTEMS PLC	3.40% - 04/15/2030 - 425	411
*	BANK OF AMERICA CORP	5.16% - 01/24/2031 - 875	904
	BANK OF MONTREAL	4.35% - 09/22/2031 - 375	374
	BANK OF NEW YORK MELLON C	4.94% - 02/11/2031 - 375	386
	BANK OF NOVA SCOTIA	5.13% - 02/14/2031 - 365	376
	BANK_17-BNK7	3.18% - 09/15/2060 - 270	266
	BANK_21-BN31	1.74% - 02/15/2054 - 300	286
	BANK5_23-5YR4	6.50% - 12/15/2056 - 303	319
	BECTON DICKINSON AND COMP	5.08% - 06/07/2029 - 325	334
	BERKSHIRE HATHAWAY ENERGY	3.25% - 04/15/2028 - 300	296
	BMWLT_24-1	5.00% - 06/25/2027 - 750	754
	BMWOT_22-A	3.44% - 12/26/2028 - 230	229
	BOEING CO	5.15% - 05/01/2030 - 350	360
	BP CAPITAL MARKETS AMERIC	4.87% - 11/25/2029 - 350	359
	BRISTOL-MYERS SQUIBB CO	1.45% - 11/13/2030 - 425	376
	BROADCOM INC	5.15% - 11/15/2031 - 350	363
	CARMX_25-3	4.35% - 07/15/2030 - 1,100	1,109
	CARRIER GLOBAL CORP	2.49% - 02/15/2027 - 325	320
	CATERPILLAR FINANCIAL SER	4.38% - 08/16/2029 - 350	355
	CFCRE_17-C8	3.37% - 06/15/2050 - 9	9
	CGCMT_16-P6	3.46% - 12/10/2049 - 510	507
	CGCMT_18-B2	3.74% - 03/10/2051 - 242	239
	CGCMT_20-GC46	2.61% - 02/15/2053 - 293	285
	CHUBB INA HOLDINGS INC	4.65% - 08/15/2029 - 315	322
	CIGNA GROUP	4.50% - 09/15/2030 - 325	327
	CITIGROUP INC	4.50% - 09/11/2031 - 775	777
	CMS ENERGY CORPORATION	3.45% - 08/15/2027 - 325	322
	CNH_24-C	4.03% - 01/15/2030 - 1,450	1,455
	CNH_25-B	4.30% - 10/15/2030 - 1,000	1,011
	COLUMBIA TR MM FUND ZERO	Money Market	918
	COMCAST CORPORATION	3.40% - 04/01/2030 - 425	412
	COMM_16-COR1	2.97% - 10/10/2049 - 18	18
	COMM_18-COR3	4.18% - 05/10/2051 - 650	651
	COPAR_23-2	5.82% - 06/15/2028 - 404	408
	COREBRIDGE GLOBAL FUNDING	5.20% - 06/24/2029 - 300	308
	CRVNA_21-N1	0.70% - 01/10/2028 - 17	17
	CRVNA_21-N4	1.80% - 09/11/2028 - 217	213
	CRVNA_25-P1	4.55% - 05/10/2030 - 925	931
	CRVNA_25-P4	4.14% - 12/10/2030 - 525	526
	CSAIL_19-C15	3.90% - 03/15/2052 - 199	199
	CSAIL_19-C16	3.14% - 06/15/2052 - 38	37
	CSAIL_19-C17	2.96% - 09/15/2052 - 546	538
	CSAIL_19-C18	2.87% - 12/15/2052 - 549	538
	CVS HEALTH CORP	5.13% - 02/21/2030 - 350	360
	DBJPM_16-C3	2.89% - 08/10/2049 - 450	447
	DIAGEO INVESTMENT CORPORA	5.13% - 08/15/2030 - 350	363

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	DOMINION ENERGY INC	5.00% - 06/15/2030 - 300	308
	DUKE ENERGY CORP	4.85% - 01/05/2029 - 300	306
	EART_24-4A	5.28% - 08/15/2030 - 187	187
	EFF_24-1	5.23% - 03/20/2030 - 149	151
	ELEVANCE HEALTH INC	5.15% - 06/15/2029 - 350	361
	ENBRIDGE INC	4.50% - 02/15/2031 - 325	325
	ENERGY TRANSFER LP	5.20% - 04/01/2030 - 325	335
	ENTERPRISE PRODUCTS OPERA	4.60% - 01/15/2031 - 325	329
	ERAC USA FINANCE LLC	5.00% - 02/15/2029 - 325	333
	EXELON CORPORATION	5.15% - 03/15/2029 - 300	309
	FFCB	4.63% - 11/13/2028 - 775	796
	FFCB	4.88% - 04/20/2026 - 3,400	3,411
	FGOLD 15YR	3.50% - 02/01/2026 - 0	0
	FGOLD 15YR	4.00% - 03/01/2026 - 0	0
	FGOLD 15YR	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR	4.00% - 03/01/2026 - 0	0
	FGOLD 15YR	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR	3.50% - 04/01/2026 - 0	0
	FGOLD 15YR	4.00% - 05/01/2026 - 0	0
	FGOLD 15YR	3.50% - 04/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 1	1
	FGOLD 15YR	3.50% - 06/01/2026 - 0	0
	FGOLD 15YR	3.50% - 06/01/2026 - 0	0
	FGOLD 15YR	4.00% - 06/01/2026 - 1	1
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR	3.50% - 09/01/2026 - 0	0
	FGOLD 15YR	3.00% - 09/01/2026 - 0	0
	FGOLD 15YR	3.00% - 02/01/2027 - 0	0
	FGOLD 15YR	3.00% - 12/01/2026 - 0	0
	FGOLD 15YR	3.50% - 01/01/2027 - 0	0
	FGOLD 15YR	3.50% - 03/01/2027 - 2	2
	FGOLD 15YR	3.50% - 06/01/2026 - 0	0
	FGOLD 15YR	3.50% - 05/01/2026 - 0	0
	FGOLD 15YR	3.50% - 06/01/2026 - 0	0
	FGOLD 15YR	3.50% - 07/01/2026 - 1	1
	FGOLD 15YR	3.50% - 10/01/2026 - 0	0
	FGOLD 15YR	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR	3.50% - 05/01/2032 - 6	6
	FGOLD 15YR	3.00% - 07/01/2032 - 3	2
	FGOLD 15YR	3.00% - 01/01/2033 - 54	53
	FGOLD 15YR	3.00% - 03/01/2033 - 27	26
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 04/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 6	6

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 15YR GIANT	3.50% - 09/01/2029 - 2	2
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 06/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 05/01/2027 - 0	0
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 05/01/2026 - 0	0
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 01/01/2027 - 2	2
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 01/01/2029 - 1	1
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 1	1
	FGOLD 15YR GIANT	3.50% - 08/01/2032 - 1	1
	FGOLD 15YR GIANT	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 06/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 04/01/2027 - 0	0
	FGOLD 15YR GIANT	3.50% - 03/01/2029 - 0	0
	FGOLD 15YR GIANT	3.50% - 10/01/2028 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 10	10
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 17	16
	FGOLD 15YR GIANT	3.50% - 04/01/2030 - 1	1
	FGOLD 15YR GIANT	3.00% - 05/01/2031 - 16	15
	FGOLD 15YR GIANT	3.50% - 08/01/2033 - 13	13
	FGOLD 15YR GIANT	3.00% - 09/01/2033 - 13	13
	FGOLD 15YR GIANT	3.50% - 12/01/2033 - 19	18
	FGOLD 30YR	6.50% - 03/01/2032 - 2	3
	FGOLD 30YR GIANT	4.00% - 12/01/2042 - 14	13
	FGOLD 30YR GIANT	3.50% - 03/01/2045 - 5	4
	FGOLD 30YR GIANT	4.00% - 03/01/2045 - 3	3
	FGOLD 30YR GIANT	4.00% - 02/01/2045 - 2	2
	FGOLD 30YR GIANT	3.50% - 09/01/2045 - 3	3
	FGOLD 30YR GIANT	3.50% - 06/01/2045 - 7	7
	FGOLD 30YR GIANT	3.50% - 12/01/2045 - 7	7
	FGOLD 30YR GIANT	3.50% - 06/01/2046 - 5	5
	FGOLD 30YR GIANT	3.50% - 08/01/2046 - 12	11
	FHLB	3.00% - 03/12/2027 - 50	50
	FHLB	2.13% - 12/11/2026 - 300	296
	FHLB	2.13% - 12/14/2029 - 1,750	1,648
	FHLB	3.50% - 10/04/2027 - 325	325
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 27	27
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 20	20
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 37	34
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 53	50
	FHLMC 15YR UMBS MIRROR	3.00% - 03/01/2031 - 76	74
	FHLMC 15YR UMBS MIRROR	3.00% - 01/01/2033 - 70	68
	FHLMC 15YR UMBS MIRROR	2.50% - 04/01/2030 - 10	10
	FHLMC 15YR UMBS MIRROR	2.50% - 11/01/2032 - 80	77
	FHLMC 15YR UMBS MIRROR	2.50% - 07/01/2032 - 5	5

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FHLMC 15YR UMBS MIRROR	2.50% - 05/01/2033 - 84	80
	FHLMC 15YR UMBS MIRROR	3.00% - 04/01/2034 - 23	22
	FHLMC 15YR UMBS SUPER	3.00% - 01/01/2034 - 23	23
	FHLMC 15YR UMBS SUPER	3.00% - 08/01/2034 - 15	15
	FHLMC 15YR UMBS SUPER	2.50% - 08/01/2034 - 45	43
	FHLMC 15YR UMBS SUPER	2.50% - 10/01/2034 - 8	8
	FHLMC 15YR UMBS SUPER	2.00% - 06/01/2035 - 176	163
	FHLMC 15YR UMBS SUPER	2.00% - 09/01/2035 - 38	35
	FHLMC 15YR UMBS SUPER	2.00% - 10/01/2035 - 40	38
	FHLMC 15YR UMBS SUPER	2.50% - 09/01/2037 - 313	296
	FHLMC 15YR UMBS SUPER	5.00% - 07/01/2038 - 310	314
	FHLMC 15YR UMBS SUPER	5.50% - 11/01/2038 - 131	135
	FHLMC 15YR UMBS SUPER	5.50% - 08/01/2039 - 196	201
	FHLMC GOLD 30YR	3.50% - 03/01/2045 - 8	8
	FHLMC GOLD 30YR	3.50% - 05/01/2046 - 4	4
	FHLMC_K059	3.12% - 09/25/2026 - 296	294
	FHLMC_K060	3.30% - 10/25/2026 - 295	293
	FHLMC_K063	3.43% - 01/25/2027 - 325	324
	FHLMC_K066	2.80% - 12/25/2026 - 40	40
	FHLMC_K072	3.44% - 12/25/2027 - 700	695
	FHLMC_K078	3.85% - 06/25/2028 - 200	201
	FNMA 15YR	3.50% - 01/01/2026 - 0	0
	FNMA 15YR	3.50% - 02/01/2026 - 0	0
	FNMA 15YR	3.50% - 08/01/2026 - 1	1
	FNMA 15YR	3.50% - 01/01/2026 - 0	0
	FNMA 30YR	5.00% - 08/01/2034 - 6	6
	FNMA 30YR	5.50% - 10/01/2032 - 2	2
	FNMA 30YR	5.50% - 03/01/2033 - 9	9
	FNMA 30YR	5.50% - 03/01/2033 - 2	2
	FNMA 30YR	5.50% - 08/01/2033 - 0	0
	FNMA 30YR	5.00% - 03/01/2036 - 4	4
	FNMA 30YR	5.50% - 02/01/2029 - 3	3
	FNMA BENCHMARK NOTES	6.63% - 11/15/2030 - 1,575	1,776
	FNMA 10/1 HYBRID ARM	5.94% - 11/01/2033 - 2	2
	FNMA 10/1 HYBRID ARM	6.07% - 12/01/2033 - 1	1
	FNMA 10/1 HYBRID ARM	6.30% - 10/01/2034 - 2	2
	FNMA 15YR	3.50% - 02/01/2026 - 0	0
	FNMA 15YR	3.50% - 02/01/2026 - 0	0
	FNMA 15YR	4.00% - 03/01/2026 - 0	0
	FNMA 15YR	4.00% - 05/01/2026 - 0	0
	FNMA 15YR	3.50% - 09/01/2026 - 0	0
	FNMA 15YR	3.50% - 10/01/2026 - 0	0
	FNMA 15YR	4.50% - 06/01/2026 - 0	0
	FNMA 15YR	3.50% - 08/01/2026 - 1	1
	FNMA 15YR	3.50% - 09/01/2026 - 0	0
	FNMA 15YR	3.50% - 10/01/2026 - 3	3
	FNMA 15YR	3.50% - 11/01/2026 - 0	0
	FNMA 15YR	3.50% - 01/01/2027 - 3	3
	FNMA 15YR	4.00% - 11/01/2026 - 0	0
	FNMA 15YR	3.50% - 01/01/2027 - 3	3
	FNMA 15YR	3.50% - 08/01/2027 - 2	2

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	3.50% - 11/01/2027 - 1	1
	FNMA 15YR	3.50% - 06/01/2027 - 0	0
	FNMA 15YR	4.00% - 01/01/2029 - 1	1
	FNMA 15YR	4.00% - 01/01/2029 - 1	1
	FNMA 15YR	4.00% - 01/01/2029 - 1	1
	FNMA 15YR	4.00% - 01/01/2029 - 1	1
	FNMA 15YR	3.50% - 10/01/2029 - 3	3
	FNMA 15YR	3.50% - 04/01/2030 - 6	6
	FNMA 15YR	3.00% - 09/01/2031 - 2	2
	FNMA 15YR	3.00% - 11/01/2031 - 1	1
	FNMA 15YR	3.50% - 06/01/2030 - 26	26
	FNMA 15YR	3.50% - 02/01/2031 - 11	11
	FNMA 15YR	3.50% - 10/01/2028 - 18	18
	FNMA 15YR	3.50% - 11/01/2028 - 4	4
	FNMA 15YR	3.50% - 12/01/2028 - 1	1
	FNMA 15YR	3.50% - 06/01/2029 - 10	10
	FNMA 15YR	3.50% - 08/01/2029 - 1	1
	FNMA 15YR	3.50% - 09/01/2029 - 2	2
	FNMA 15YR	3.00% - 07/01/2030 - 3	3
	FNMA 15YR	3.00% - 10/01/2030 - 20	20
	FNMA 15YR	3.00% - 10/01/2030 - 1	1
	FNMA 15YR	3.00% - 02/01/2031 - 11	11
	FNMA 15YR	3.00% - 04/01/2031 - 14	14
	FNMA 15YR	2.00% - 02/01/2032 - 28	27
	FNMA 15YR	3.50% - 08/01/2026 - 0	0
	FNMA 15YR	3.50% - 01/01/2029 - 1	1
	FNMA 15YR	3.50% - 02/01/2029 - 8	8
	FNMA 15YR	3.00% - 07/01/2029 - 4	4
	FNMA 15YR	3.50% - 07/01/2029 - 11	11
	FNMA 15YR	3.50% - 01/01/2027 - 1	1
	FNMA 15YR	3.50% - 08/01/2029 - 2	2
	FNMA 15YR	3.00% - 09/01/2029 - 19	19
	FNMA 15YR	3.00% - 02/01/2030 - 9	9
	FNMA 15YR	3.50% - 12/01/2029 - 2	2
	FNMA 15YR	3.00% - 09/01/2030 - 12	11
	FNMA 15YR	3.00% - 10/01/2030 - 3	3
	FNMA 15YR	3.00% - 11/01/2030 - 14	14
	FNMA 15YR	3.00% - 03/01/2031 - 25	24
	FNMA 15YR	3.00% - 04/01/2031 - 21	20
	FNMA 15YR	3.00% - 03/01/2031 - 19	18
	FNMA 15YR	3.00% - 03/01/2032 - 2	2
	FNMA 15YR	3.00% - 04/01/2032 - 34	33
	FNMA 15YR	3.00% - 04/01/2032 - 20	19
	FNMA 15YR	3.00% - 06/01/2032 - 3	3
	FNMA 15YR	3.00% - 07/01/2032 - 30	29
	FNMA 15YR	3.00% - 09/01/2032 - 46	45
	FNMA 15YR	3.50% - 11/01/2032 - 20	20
	FNMA 15YR	3.50% - 02/01/2032 - 57	57
	FNMA 15YR	3.00% - 04/01/2032 - 45	44
	FNMA 15YR	3.00% - 12/01/2033 - 3	2
	FNMA 15YR	3.00% - 02/01/2034 - 17	16

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	3.50% - 10/01/2026 - 0	0
	FNMA 15YR	3.50% - 03/01/2026 - 0	0
	FNMA 15YR	3.00% - 02/01/2031 - 19	18
	FNMA 15YR	3.50% - 01/01/2026 - 0	0
	FNMA 15YR	3.50% - 02/01/2026 - 0	0
	FNMA 15YR	3.50% - 04/01/2026 - 0	0
	FNMA 15YR	3.50% - 08/01/2026 - 0	0
	FNMA 15YR	3.50% - 11/01/2026 - 0	0
	FNMA 15YR	3.00% - 05/01/2031 - 20	20
	FNMA 15YR	3.00% - 10/01/2033 - 20	20
	FNMA 15YR	3.00% - 01/01/2034 - 4	3
	FNMA 15YR	3.00% - 08/01/2031 - 25	24
	FNMA 15YR	3.00% - 11/01/2031 - 23	22
	FNMA 15YR	3.00% - 01/01/2032 - 20	20
	FNMA 15YR	2.50% - 02/01/2033 - 87	84
	FNMA 15YR	3.00% - 09/01/2033 - 83	81
	FNMA 15YR	3.50% - 09/01/2033 - 10	10
	FNMA 15YR	3.00% - 06/01/2034 - 12	12
	FNMA 15YR UMBS	2.50% - 12/01/2034 - 29	28
	FNMA 15YR UMBS	2.50% - 02/01/2035 - 76	72
	FNMA 15YR UMBS	5.00% - 12/01/2037 - 288	293
	FNMA 15YR UMBS	3.00% - 08/01/2034 - 62	61
	FNMA 15YR UMBS	2.50% - 09/01/2034 - 34	32
	FNMA 15YR UMBS	2.50% - 10/01/2034 - 39	37
	FNMA 15YR UMBS	3.00% - 12/01/2034 - 15	15
	FNMA 15YR UMBS	2.00% - 06/01/2035 - 12	11
	FNMA 15YR UMBS	2.00% - 07/01/2035 - 99	92
	FNMA 15YR UMBS	2.50% - 08/01/2035 - 77	74
	FNMA 15YR UMBS	4.50% - 11/01/2037 - 187	187
	FNMA 15YR UMBS	4.50% - 04/01/2038 - 347	347
	FNMA 15YR UMBS	4.00% - 11/01/2039 - 259	256
	FNMA 15YR UMBS SUPER	5.00% - 02/01/2040 - 829	840
	FNMA 15YR UMBS SUPER	5.50% - 08/01/2039 - 193	198
	FNMA 15YR UMBS SUPER	5.50% - 11/01/2039 - 154	157
	FNMA 15YR UMBS SUPER	2.00% - 07/01/2035 - 28	26
	FNMA 15YR UMBS SUPER	2.00% - 09/01/2035 - 102	94
	FNMA 30YR	4.00% - 12/01/2041 - 6	6
	FNMA 30YR	4.50% - 10/01/2043 - 5	5
	FNMA 30YR	4.00% - 08/01/2044 - 16	16
	FNMA 30YR	4.00% - 10/01/2044 - 5	5
	FNMA 30YR	3.50% - 06/01/2045 - 7	7
	FNMA 30YR	3.50% - 11/01/2045 - 19	18
	FNMA 30YR	4.00% - 10/01/2045 - 2	2
	FNMA 30YR	3.50% - 01/01/2046 - 7	6
	FNMA 30YR	3.50% - 12/01/2045 - 6	5
	FNMA 30YR	3.50% - 03/01/2046 - 1	1
	FNMA 30YR	3.50% - 12/01/2045 - 2	2
	FNMA 30YR	3.50% - 03/01/2046 - 3	3
	FNMA 30YR	4.00% - 03/01/2047 - 23	23
	FNMA 30YR	4.00% - 08/01/2047 - 12	12
	FNMA 30YR	3.50% - 04/01/2049 - 5	5

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 30YR UMBS	3.50% - 08/01/2049 - 21	19
	FNMA_03-W11	7.27% - 06/25/2033 - 1	1
	FORDO_23-A	4.65% - 02/15/2028 - 193	194
	FORDO_25-A	4.45% - 10/15/2029 - 750	758
	FORDR_21-2	1.53% - 05/15/2034 - 750	735
	FOUNDRY JV HOLDCO LLC	5.50% - 01/25/2031 - 325	336
	GE HEALTHCARE TECHNOLOGIE	4.80% - 01/15/2031 - 325	331
	GILEAD SCIENCES INC	4.80% - 11/15/2029 - 325	334
	GNMA2 30YR	3.50% - 04/20/2047 - 23	22
	GNMA2 30YR	3.50% - 07/20/2046 - 22	20
	GNMA2 30YR	3.50% - 01/20/2047 - 27	25
	GOLDMAN SACHS GROUP INC/T	5.22% - 04/23/2031 - 750	774
	GSMS_16-GS3	2.78% - 10/10/2049 - 9	9
	GSMS_17-GS7	3.20% - 08/10/2050 - 57	56
	GSMS_19-GC42	2.91% - 09/10/2052 - 263	257
	HALST_24-C	4.62% - 04/17/2028 - 450	453
	HART_25-A	4.32% - 10/15/2029 - 225	227
	HART_25-B	4.36% - 12/17/2029 - 350	353
	HCA INC	5.45% - 04/01/2031 - 365	381
	HONEYWELL INTERNATIONAL I	4.70% - 02/01/2030 - 300	307
	HSBC HOLDINGS PLC	4.62% - 11/06/2031 - 700	702
	JDOT_23-A	5.01% - 11/15/2027 - 203	204
	JDOT_25-B	4.34% - 06/15/2032 - 700	708
	JOHN DEERE CAPITAL CORP	4.55% - 06/05/2030 - 350	356
	JPMBB_16-C1	3.58% - 03/17/2049 - 128	128
	JPMCC_16-JP4	3.47% - 12/15/2049 - 18	18
	JPMCC_17-JP5	3.55% - 03/15/2050 - 222	221
	JPMORGAN CHASE & CO	5.00% - 07/22/2030 - 900	924
	KCOT_23-1A	5.02% - 06/15/2027 - 332	333
	KCOT_24-2A	5.26% - 11/15/2028 - 500	508
	KINDER MORGAN INC	5.15% - 06/01/2030 - 103	107
	L3HARRIS TECHNOLOGIES INC	5.05% - 06/01/2029 - 325	334
	LOCKHEED MARTIN CORPORATI	4.40% - 08/15/2030 - 335	338
	LYB INTERNATIONAL FINANCE	5.13% - 01/15/2031 - 350	351
	MBALT_25-A	4.61% - 04/16/2029 - 325	329
	MERCK & CO INC	4.15% - 03/15/2031 - 400	399
	MET TOWER GLOBAL FUNDING	4.20% - 09/16/2030 - 325	323
	MMAF_20-A	0.97% - 04/09/2027 - 66	66
	MONDELEZ INTERNATIONAL IN	2.63% - 03/17/2027 - 350	345
	MORGAN STANLEY	5.04% - 07/19/2030 - 775	795
	MSBAM_17-C33	3.40% - 05/15/2050 - 72	72
	MSC_16-UBS9	3.59% - 03/15/2049 - 11	11
	MSC_17-H1	3.30% - 06/15/2050 - 39	39
	NAROT_25-A	4.49% - 12/17/2029 - 875	887
	NEXTERA ENERGY CAPITAL HO	5.05% - 03/15/2030 - 325	335
	NISOURCE INC	5.20% - 07/01/2029 - 325	335
	NORFOLK SOUTHERN CORPORAT	2.55% - 11/01/2029 - 325	307
	ONTARIO (PROVINCE OF)	2.30% - 06/15/2026 - 450	447
	ORACLE CORPORATION	4.45% - 09/26/2030 - 375	367
	PEPSICO INC	4.60% - 02/07/2030 - 325	332
	PFIZER INC	4.20% - 11/15/2030 - 350	352

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	PNC FINANCIAL SERVICES GR	5.49% - 05/14/2030 - 300	312
	PPL CAPITAL FUNDING INC	3.10% - 05/15/2026 - 325	324
	PRICOA GLOBAL FUNDING I	4.35% - 11/25/2030 - 325	326
	PRINCIPAL LIFE GLOBAL FUN	5.10% - 01/25/2029 - 225	230
	PROCTER & GAMBLE CO	4.05% - 05/01/2030 - 350	352
	PROG_25-SFR4	4.30% - 08/19/2042 - 750	742
	ROYAL BANK OF CANADA	4.65% - 10/18/2030 - 400	405
	SBALT_24-A	5.24% - 01/22/2029 - 700	703
	SHELL FINANCE US INC	4.13% - 11/06/2030 - 375	375
	SIEMENS FUNDING B.V.	4.60% - 05/28/2030 - 375	383
	SKANDINAVISKA ENSKILDA BA	4.50% - 09/03/2030 - 200	201
	SOUTHERN POWER COMPANY	4.25% - 10/01/2030 - 350	349
	STATE STREET CORPORATION	5.68% - 11/21/2029 - 350	367
	SYNOPSYS INC	4.85% - 04/01/2030 - 325	332
	TAOT_23-C	5.16% - 04/17/2028 - 220	221
	TAOT_25-C	4.11% - 03/15/2030 - 775	780
	TARGET CORPORATION	4.35% - 06/15/2028 - 350	354
	T-MOBILE USA INC	3.88% - 04/15/2030 - 385	378
	TORONTO-DOMINION BANK/THE	4.81% - 06/03/2030 - 375	383
	TREASURY NOTE	4.13% - 08/31/2030 - 8,115	8,258
	TRUIST FINANCIAL CORP	5.44% - 01/24/2030 - 300	311
	UBSCM_17-C1	3.26% - 06/15/2050 - 9	9
	UBSCM_17-C3	3.22% - 08/15/2050 - 213	212
	UBSCM_18-C12	4.19% - 08/15/2051 - 309	309
	UBSCM_18-C8	3.72% - 02/15/2051 - 480	476
	UMBS 15YR TBA(REG B)	4.00% - 01/20/2041 - 2,100	2,072
	UMBS 15YR TBA(REG B)	4.50% - 01/20/2041 - 2,225	2,226
	UNION PACIFIC CORPORATION	2.40% - 02/05/2030 - 325	304
	UNITED TECHNOLOGIES CORPO	4.13% - 11/16/2028 - 350	351
	UNITEDHEALTH GROUP INC	4.80% - 01/15/2030 - 400	410
	US BANCORP	5.05% - 02/12/2031 - 425	437
	VALET_24-1	4.63% - 07/20/2029 - 675	684
	VERIZON COMMUNICATIONS IN	2.10% - 03/22/2028 - 400	384
	VOYA GLOBAL FUNDING	4.60% - 11/24/2030 - 300	301
	VWALT_24-A	5.20% - 12/20/2028 - 375	379
	VWALT_25-A	4.50% - 06/20/2028 - 500	505
	VZMT_24-8	4.62% - 11/20/2030 - 575	584
	VZMT_25-1	4.71% - 01/21/2031 - 1,100	1,119
	VZMT_25-5	4.40% - 06/20/2031 - 350	354
	WEC ENERGY GROUP INC	4.75% - 01/15/2028 - 325	330
	WELLS FARGO & COMPANY	5.15% - 04/23/2031 - 775	800
	WFCIT_24-A1	4.94% - 02/15/2029 - 350	354
	WFCM_16-BNK1	2.40% - 08/15/2049 - 311	309
	WFCM_16-LC25	3.49% - 12/15/2059 - 2	2
	WFCM_17-C40	2.50% - 10/15/2050 - 143	142
	WFCM_17-C40	3.32% - 10/15/2050 - 430	425
	WFCM_18-C45	4.15% - 06/15/2051 - 147	147
	WFCM_18-C46	4.09% - 08/15/2051 - 183	184
	WFCM_19-C52	2.83% - 08/15/2052 - 1,674	1,639
	WILLIAMS COMPANIES INC	4.63% - 06/30/2030 - 325	329
	WOART_24-A	4.84% - 10/15/2029 - 465	472

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	WOART_24-B	5.27% - 09/17/2029 - 431	435
	WOSAT_24-A	4.98% - 02/15/2030 - 350	352
**	Adjustment from fair value to contract value for GICs		1,640
		Total fully benefit-responsive investment contracts	98,111
		Total investments	$1,958,258

	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 9.50%
		Maturities through 2055	$24,451

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan
** All investments are stated at fair value as of December 31, 2025 with the exception of the fully benefit-responsive investment contracts, which are stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 24, 2026	/s/ Jeff C. Yehle
Jeff C. Yehle
Senior Vice President, Chief Human Resources Officer and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Insero & Co. CPAs, LLP